Exhibit 99.12
News release via Canada NewsWire, Calgary 403-269-7605
Attention Business Editors:
Petroflow Energy announces private placement
          NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA
          CALGARY, July 12 /CNW/ — Petroflow Energy Ltd. (TSXV: PEF) (“Petroflow”) announces a private placement offering of up to 4,500,000 common shares at a price of $1.90 per common share for aggregate proceeds of up to $8,550,000. Petroflow currently has 24,961,502 shares outstanding.
          Not for dissemination in the United States of America. This announcement is not an offer of Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this release.
%SEDAR: 00003294E
          For further information: John Melton, President and Chief Executive Officer at (504) 453-2926; or Duncan Moodie, Chief Financial Officer at (403) 539-4320 (PEF).
CO: Petroflow Energy Ltd.
CNW 13:57e 12-JUL-07